Exhibit 99.1

Canadian Solar Inc. Announces Results of 2012 Annual Meeting of Shareholders

ONTARIO, Canada, June 13, 2012 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, announced today that it held its 2012 Annual Meeting of Shareholders on June 11, 2012. Each of the proposals submitted for shareholder approval was approved. Specifically, the shareholders approved:

1.               The election of Mr. Shawn (Xiaohua) Qu as a director of the Company;

2.               The election of Mr. Michael G. Potter as a director of the Company;

3.               The election of Mr. Robert McDermott as a director of the Company;

4.               The election of Mr. Lars-Eric Johansson as a director of the Company;

5.               The election of Mr. Harry E. Ruda as a director of the Company;

6.               The reappointment of Deloitte Touche Tohmatsu CPA, Ltd. as the auditors of the Company.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.